SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2009

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item
1	Letter to the Buenos Aires Stock Exchange dated May 7, 2009 regarding an agreement between Telefónica de Argentina S.A. and Telefónica Móviles Argentina S.A.

Telefónica de Argentina S.A.

Buenos Aires, May 7th, 2009

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Agreements entered with related parties,
Section 73, Law 17,811 (under Decree No. 677/01).
Agreement with Movistar.

Dear Sirs,

I am writing to you on behalf of Telefónica de Argentina S.A. (hereinafter referred to as "TASA” or the “Company”), domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, in connection with the provisions of the referenced rule.

Further to the above, please be informed that yesterday the Company's Board approved the terms and conditions of the agreement to be executed between the Company and Telefónica Móviles Argentina S.A. (“TMA”) providing a legal framework to the provision of capacity by TASA to TMA for the latter GSM and 3G services, setting forth that TASA will be TMA preferred provider for a term of 10 years for an overall contract price of one billion five hundred and fifty eight million pesos (1.558 B).

The Audit Committee’s report related to the abovementioned Agreement is made available to the shareholders at the main place of business located at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, from 10:00 am to 12:00 pm and 03:00 pm to 06:00 pm (telephone number 5321-1834).  Said report states the transaction is carried out under market conditions.

Yours sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	May 7, 2009	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel